Filed Pursuant to Rule 433 Registration No. 333-171519

Final Term Sheet dated August 7, 2012

4.625% Senior Guaranteed Notes due 2015

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC, IB Finance Holding Company, LLC, GMAC Latin America Holdings LLC, GMAC International Holdings B.V. and GMAC Continental Corporation, each a subsidiary of Ally

Expected Ratings:	B1/B+/BB- (Moody’s/S&P/Fitch)

Title of Securities:	4.625% Senior Guaranteed Notes due 2015 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	August 7, 2012

Settlement Date:	August 10, 2012 (T+3)

Final Maturity Date:	June 26, 2015

Aggregate Principal Amount:

$600,000,000

The Notes will be part of the same series of notes as $1,000,000,000 principal amount of 4.625% Senior Guaranteed Notes due June 26, 2015 offered and sold by our prospectus supplement dated June 21, 2012 and the accompanying prospectus.

Gross Proceeds (excluding accrued interest):	$617,250,000

Underwriting Discount:	0.875%

Net Proceeds to Ally before Estimated Expenses (excluding accrued interest):	$612,000,000

Coupon:	4.625%

Issue Price:	102.875% plus accrued interest from June 26, 2012 equal to $3,391,666.67

Yield to Maturity:	3.564%

Interest Payment Dates:	Semi-annually, in arrears on June 26 and December 26 of each year, until maturity, commencing December 26, 2012

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005NAM2

ISIN: US02005NAM20

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Credit Suisse Securities (USA) LLC

Lloyds Securities Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

MFR Securities, Inc.

Denominations:	2,000 x 1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.